P.E. 2/1/02

02014582

RECD S.E.C.
FEB 15 2002
080

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January & February 2002

CABLE AND WIRELESS PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

PROCESSED
FEB 20 2002
THOMSON FINANCIAL

124 Theobalds Road, London WC1X 8RX
(Address of principal executive offices)

k:\legal\precedents\general transactions\sec form 6k.doc

00001

EXHIBIT INDEX

Exhibit Number	Description
1.	Press Release dated 11 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 1,050,000 of its ordinary shares from Merril Lynch International at 330.777p per ordinary share.
2.	Press Release dated 15 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 7,450,000 of its ordinary shares from Merril Lynch International at 318.872p per ordinary share.
3.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 4,500,000 of its ordinary shares from Cazenove & Co. Ltd at 312.1111p per ordinary share on 18 January 2002.
4.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 3,000,000 of its ordinary shares from Cazenove & Co. Ltd at 309.6879p per ordinary share on 23 January 2002.
5.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 13,750,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 291.9155p per ordinary share on 25 January 2002.
6.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 6,500,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 301.691p per ordinary share on 28 January 2002.
7.	Press Release dated 30 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 11,560,000 of its ordinary shares from Merril Lynch International at 267.801p per ordinary share.
8.	Press Release dated 31 January 2002 announcing Cable & Wireless PLC's purchase for cancellation of 8,660,000 of its ordinary shares from Merril Lynch International at 272.351p per ordinary share.
9.	Press Release dated 1 February 2002 announcing Cable & Wireless PLC's purchase for cancellation of 4,300,000 of its ordinary shares from Merril Lynch International at 269.935p per ordinary share.
10.	Press Release announcing Cable & Wireless PLC's purchase for cancellation of 5,875,000 of its ordinary shares from Merril Lynch International at 257.891p per ordinary share on 4 February 2002.

11. Press Release dated 4 February 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

12. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 9,035,000 of its ordinary shares from Merril Lynch International at 246.367p per ordinary share on 5 February 2002.

13. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 8,000,000 of its ordinary shares from Cazenove & Co. Ltd at 246.9966p per ordinary share on 6 February 2002.

14. Press Release dated 6 February 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

15. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 10,000,000 of its ordinary shares from Cazenove & Co. Ltd at 239.3984p per ordinary share on 7 February 2002.

16. Press Release dated 8 February 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

17. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 11,200,000 of its ordinary shares from Cazenove & Co. Ltd at 246.0151p per ordinary share on 8 February 2002.

18. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 4,250,000 of its ordinary shares from Cazenove & Co. Ltd at 249.7233p per ordinary share on 11 February 2002.

19. Press Release announcing Cable & Wireless PLC's purchase for cancellation of 9,550,000 of its ordinary shares from Hoare Govett's affliate, ABM AMRO Equities (UK) Limited at 238.327p per ordinary share on 12 February 2002.

20. Press Release dated 13 February 2002 announcing interests in the Ordinary Shares of Cable and Wireless PLC.

Exhibit 1

Cable & Wireless PLC

11 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 1,050,000 of its ordinary shares from Merrill Lynch International on 11 January 2002 at a price of 330.777p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 2

Cable & Wireless PLC

15 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 7,450,000 of its ordinary shares from Merrill Lynch International on 15 January 2002 at a price of 318.872p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 3

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 4,500,000 of its ordinary shares from Cazenove & Co. Ltd on 18 January 2002, at a price of 312.1111p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

00009

Exhibit 4

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 3,000,000 of its ordinary shares from Cazenove & Co. Ltd on 23 January 2002, at a price of 309.6879p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 5

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 13,750,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 25 January 2002 at a price of 291.9155p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 6

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 6,500,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 28 January 2002 at a price of 301.691p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 7

Cable & Wireless PLC

30 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 11,560,000 of its ordinary shares from Merrill Lynch International on 30 January 2002 at a price of 267.801p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 8

Cable & Wireless PLC

31 January 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 8,660,000 of its ordinary shares from Merrill Lynch International on 31 January 2002 at a price of 272.351p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 9

Cable & Wireless PLC

1 February 2002

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 4,300,000 of its ordinary shares from Merrill Lynch International on 1 February 2002 at a price of 269.935p per ordinary share

Enquiries

Cable & Wireless

Investor Relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 10

00022

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 5,875,000 of its ordinary shares from Merrill Lynch International on 4 February 2002 at a price of 257.891p per ordinary share

Enquiries

Cable & Wireless		
Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 11

00024

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

4 February 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on this day the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 5,000,000 Ordinary shares at a price of £2.578593 per share.

Following the purchase, 25,996,541 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 12

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 9,035,000 of its ordinary shares from Merrill Lynch International, on 5 February 2002 at a price of 246.367p per ordinary share

Enquiries

Cable & Wireless

Investor Relations:	Chris Tyler	020 7315 4460
Media:	Susan Cottam	020 7315 4410

Exhibit 13

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 8,000,000 of its ordinary shares from Cazenove & Co. Ltd on 6 February 2002, at a price of 246.9966p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 14

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

6 February 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 5 February 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 3,000,000 Ordinary shares at a price of £2.4422950 per share.

Following the purchase, 28,996,541 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 15

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 10,000,000 of its ordinary shares from Cazenove & Co. Ltd on 7 February 2002, at a price of 239.3984p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 16

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

8 February 2002

Director's Interests in the Ordinary Shares of Cable and Wireless plc

Cable and Wireless plc ("the Company") was notified on 7 February 2002 that on the same day Mr Graham Wallace, Chief Executive of the Company, acquired 49 Ordinary Shares in the Company at a price of £2.5795 per share under the Cable & Wireless Share Purchase Plan.

Lorraine Davidson
Corporate Compliance Assistant

Exhibit 17

00036

Cable & Wireless

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 11,200,000 of its ordinary shares from Cazenove & Co. Ltd on 8 February 2002, at a price of 246.0151p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler

Media: Susan Cottam

End.

Exhibit 18

Cable & Wireless PLC

Purchase of own shares

Cable and Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 4,250,000 of its ordinary shares from Cazenove & Co. Ltd on 11 February 2002, at a price of 249.7233p per ordinary share.

Enquiries:

Cable and Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

End.

00039

Exhibit 19

Purchase of own securities

Cable & Wireless plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 July 2001 it purchased for cancellation 9,550,000 of its ordinary shares from Hoare Govett's affiliate, ABN AMRO Equities (UK) Limited, on 12 February 2002 at a price of 238.3275p per ordinary share.

Enquiries

Cable & Wireless

Investor relations: Chris Tyler 020 7315 4460

Media: Susan Cottam 020 7315 4410

Exhibit 20

Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

13 February 2002

Dear Sir/Madam

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified today that on 12 February 2002 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") purchased 3,000,000 Ordinary shares at a price of £2.383275 per share.

Following the purchase, 31,996,541 Ordinary Shares are held under the Trust. Robert Lerwill, Graham Wallace and Don Reed (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

Yours faithfully

Lorraine Davidson
Corporate Compliance Assistant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CABLE AND WIRELESS PUBLIC LIMITED COMPANY

By: ______________________________

Assistant Company Secretary

Dated: 13 February 2002.

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